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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. _____)

                             SAVE THE WORLD AIR, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                  805147 10 5
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                                 (CUSIP Number)

          CECIL BOND KYTE, 235 TENNANT AVENUE, MORGAN HILL, CA 95037;
                                 (805) 689-0659
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 20, 2003
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  805147 10 5

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     CECIL BOND KYTE
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     SEE ITEM 3, BELOW.
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     USA
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               7.   Sole Voting Power
  NUMBER OF         2,297,359
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           2,297,359
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,297,359
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     5.0%
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14.  Type of Reporting Person (See Instructions)
     IN
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Item 1. Security and Issuer.

      The name of the issuer is Save The World Air, Inc., a Nevada corporation (the "Company"), which has its principal executive offices at 235 Tennant Avenue, Morgan Hill, CA 95037. This statement relates to the Company's common stock.

Item 2. Identity and Background.

      (a)-(f). This Schedule 13D is being filed by Cecil Bond Kyte, a citizen of the United States of America (the "Reporting Person"). The Reporting Person is an outside director of the Company and a private investor in oil and gas exploration projects and in the financial services industry, among other businesses and industries.

      During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The source of funds used by the Reporting Person to acquire the beneficial shares of common stock of the Company disclosed in this Schedule 13D filing is the personal funds of Reporting Person, who did not borrow any funds in connection with the purchases disclosed in this Schedule 13D.

Item 4. Purpose of Transaction.

      During the period commencing March 20, 2003, through October 15, 2004, the Reporting Person acquired 1,207,359 shares of common stock of the Company at prices ranging from a low of $0.25 per share to a high of $0.50 per share. The Reporting Person also acquired warrants to purchase 1,060,000 additional shares of the Company's common stock during the same period. The warrants are currently exercisable. Reporting Person also acquired options to purchase 30,000 shares of the Company's common stock on May 19, 2006. The options are currently exercisable. Reporting Person's acquisition of the foregoing shares, warrants and options was for, and continues to be for, investment purposes only.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 2,297,359 shares of the Company's common stock, representing 5.0% of the outstanding shares of the Company's common stock. The beneficial ownership of Reporting Person's shares includes warrants to purchase 1,060,000 shares of the Company's common stock exercisable currently, and options to purchase 30,000 shares of the Company's common stock also exercisable currently.

(b) The Reporting Person has the sole power to vote and dispose of the 2,297,359 beneficial shares.

(c) The Reporting Person did not effect any transactions in the Company's securities within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

(e)   Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      None.




                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2007

                                           /s/ Cecil Bond Kyte
                                           -------------------------------------
                                           Name: Cecil Bond Kyte